UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 30)

G. Willi-Food International Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.10 per share

(Title of Class of Securities)

       M52523103
(CUSIP Number)

4 Nahal Harif St.,
Yavne 81224, Israel
Attention: Iram Graiver, Chief Executive Officer
Telephone:  972-8-932-1000

with a copy to:

 Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attn:  Perry Wildes, Adv.
 972-3-607-4444

Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

September 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: ☐

Note:  Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.: M52523103	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gregory Gurtovoy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.76% (2)
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 8,200,542 Ordinary Shares held directly by Willi-Food Investments Ltd. ("WIL"), and (ii) 771,075 Ordinary Shares held directly by B.S.D. Crown LTD. ("B.S.D.").  The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of January 23, 2017 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON B.S.D. Crown LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,971,617 Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,971,617 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,971,617 Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.76% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 8,200,542 Ordinary Shares held directly by WIL, and (ii) 771,075 Ordinary Shares held directly by B.S.D. The beneficial ownership of the Ordinary Shares is further described in Item 5.

(2)	Based on 13,240,913 Ordinary Shares outstanding as of January 23, 2017 (as provided by the Issuer).

CUSIP No.: M52523103	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OR REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Willi-Food Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,200,542 Ordinary Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,200,542 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,200,542 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.93% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 13,240,913 ordinary shares outstanding as of January 23, 2017 (as provided by the Issuer).

This Amendment No. 30 (the "Amendment") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission October 7, 2002.

Item 1.  Security and Issuer.

The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the “Ordinary Shares”), of G. Willi-Food International Ltd. (the “Issuer”), an Israeli company with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel.

Item 2.  Identity and Background.

Item 2 of Schedule 13D, “Identity and Background” is amended and restated to read as follows:

This Amendment to Schedule 13D is being filed jointly by Willi-Food Investments Ltd. (“WIL”), B.S.D. Crown LTD. (“B.S.D.”), BGI Investments (1961) Ltd. (“BGI”), Israel 18 B.V. (“Israel 18”),  and Mr. Gregory Gurtovoy (“GG”) (the foregoing, collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Amendment to Schedule 13D is attached as an exhibit hereto.

WIL is controlled by its majority shareholder, B.S.D. (formerly known as Emblaze Ltd.), which in turn is controlled by BGI, which directly owns 24.64% of B.S.D.'s outstanding shares (excluding dormant shares) and holds a proxy through a voting agreement with its controlling shareholder, Israel 18, providing BGI with the right to vote an additional 19.01% of B.S.D.'s outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.

WIL, an Israeli company traded on the Tel Aviv Stock Exchange (symbol: WLFD), acts as a holding company for the shares of the Issuer, which imports and markets food products. The business address of WIL and the Issuer is 4 Nahal Harif St., Northern Industrial Zone, Yavne 8110602, Israel.  B.S.D., an Israeli company traded on the London Stock Exchange (symbol: BSD) holds WIL shares. BGI is a holding company incorporated in Israel that holds shares of B.S.D.  The business address of both B.S.D. and BGI is 7 Menachem Begin Road, Gibor Sport Tower, 8th Floor, Ramat Gan 5268102, Israel.  Israel 18, which is incorporated in the Netherlands, is a holding company for shares of BGI and B.S.D.  The business address of Israel 18 is 4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands.  GG is Chairman of the Board of Directors of B.S.D. and BGI, and Chairman of the Board of Directors of WIL and a director of the Issuer.  In addition, GG is Chairman of the Supervisory Board of Platinum Bank, a retail bank located at 12 Amosova St., Kiev, Ukraine, and is Managing Partner of GHP Group Investment Bank, a privately-held investment bank located at 4 Muzeinuy Alley, Kiev, Ukraine. A citizen of the Israel, his residence or business address is 57G/11 Levi Eshkol St., Tel Aviv, Israel.

Unless included above, set forth on Schedule I hereto, which is incorporated herein by reference, is the name, present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship of the directors and executive officers of each Reporting Person.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 or listed on Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D,  "Purpose of Transaction" is amended by adding the following paragraph:

Additional plans or proposals are contained in a loan agreement between Israel 18 and Ta'aman Food Marketing Ltd. dated September 25, 2016, and in a memorandum of understanding among Israel 18, Mr. Gurtovoy and Ta'aman Food Marketing Ltd. dated and September 26, 2016, both of which as described in Item 6, below.

Additional plans or proposals are contained in an agreement between BGI and Mr. Mordechai Peretz Hirshenboim dated January 15, 2017, as described in Item 6, below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D, “Interest in Securities of the Issuer” is amended and restated to read as follows:

(a) and (b)

As of the date hereof, WIL owns directly (and therefore is considered the beneficial owner of) 8,200,542 Ordinary Shares, or approximately 61.93% of the outstanding Ordinary Shares.  Thus, as of the date hereof, WIL may be deemed to have the shared power to vote, or direct the voting of, and the shared power to dispose of, or direct the disposition of, all such shares.

WIL is controlled by its majority shareholder, B.S.D., which directly owns 771,075 Ordinary Shares.  B.S.D. is controlled by BGI, which directly owns 24.64% of B.S.D.'s outstanding shares (excluding dormant shares) and holds the right to vote those shares through a voting agreement with its controlling shareholder, Israel 18, providing BGI with the right to vote an additional 19.01% of B.S.D.'s outstanding shares.  BGI is controlled by Israel 18, which owns 71.52% of the outstanding shares in BGI.  Israel 18 is controlled by GG, who owns both regular and preferred shares in Israel 18 which afford him 99.5% of its voting rights and 95% of its issued share capital.  Accordingly, B.S.D., BGI, Israel 18 and GG may each be deemed to beneficially own 8,971,617 Ordinary Shares (comprised of 8,200,542 Ordinary Shares held directly by WIL and 771,075 Ordinary Shares held directly by B.S.D), or approximately 67.76% of the outstanding Ordinary Shares.

Each Reporting Person disclaims beneficial ownership of any Ordinary Shares except to the extent of his or its pecuniary interest therein. Neither the filing of this Amendment to Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

(c)          Except as set forth in this Amendment to Schedule 13D, to the best knowledge of the Reporting Persons, none of the Reporting Persons and no other person or entity described in Item 2 of this report has beneficial ownership of, or has engaged in any transaction during the past 60 days in respect of, any Ordinary Shares.

(d)           No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D,  "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer" is amended by adding the following paragraphs:

On September 25, 2016, Israel 18 signed a loan agreement with Ta'aman Food Marketing Ltd. ("Ta'aman") to provide a loan to Israel 18 (the "Loan Agreement") for the purpose of repaying the outstanding consideration that Israel 18 owed to Shani.  The Loan Agreement was subject to approval from the Tel Aviv District Court for Economic Affairs, which granted such approval on September 27, 2016.

According to the terms of the Loan Agreement and following repayment of the entire outstanding consideration due to Shani and release of the pledge of the Shani Collateral Shares, 10,278,251 shares of the B.S.D. and 24,909,603 shares of BGI owned by Israel 18 (both of which were previously held in trust for the repayment of the debt owed to Shani) were transferred and held in trust as security for the amounts owed to Ta’aman under the terms of the Loan Agreement from time to time, and serve as a guarantee of the repayment of the loan.

On September 24, 2016, a memorandum of understanding was signed, and an amendment to which was signed on September 28, 2016 (collectively the memorandum of understanding and its amendment, "MOU"),  between Israel 18 and Mr. Gurtovoy (collectively for purposes of the description of the MOU below, "Israel 18"), and Ta'aman (collectively, the "Parties") for joint control of BGI, as follows:

A new company ("NewCo") will be incorporated for the purpose of holding approximately 71.5% of the shares of BGI and approximately 19% of the shares of B.S.D. (B.S.D. and BGI together, the "Companies") owned by Israel 18 ("Israel 18 Holdings"). The ownership of NewCo will be held in equal parts, 50% by Israel 18 and 50% by Ta'aman. In exchange for the holdings in NewCo, Ta'aman will pay Israel 18 USD 10 million.

Alternatively, if the transfer of the Israel 18 Holdings to NewCo will not be possible upon its incorporation, Ta'aman will directly hold half of the shares that would have been transferred to NewCo. In such event, the Parties will negotiate terms for joint management and control.

NewCo’s holdings in the Companies will be held by a trustee (the "Trustee") who will act as a trustee appointed by both Parties and will hold the voting rights attached to the Companies in accordance with a joint decision by the Parties.

Up until the point where Israel 18 completes all of its obligations under the MOU, Israel 18 will be entitled to 50% of all dividends that will be distributed by NewCo and its subsidiaries, while the remaining 50% will go to Ta'aman.

The following will constitute a violation of the MOU:

•
If Israel 18 does not transfer to the Trustee all of the powers of attorney necessary in order to vote the shares of B.S.D. under its ownership, within the agreed time frame, and will not give the possibility to use these voting rights, such breach which will give Ta'aman the right to sell NewCo’s entire shareholdings and exercise all securities provided to Ta'aman under the loan agreement.

•
If Israel 18 will not be able to transfer to the Trustee's account, within 18 months following the execution of the MOU, all of the Israel 18 Holdings that are not shares which cannot be used due to restrictions under the lawsuit of B.S.D. against Israel 18.

•	If Israel 18 will not be able to release the entire holdings in the Companies from the restrictions imposed by B.S.D.’s lawsuit, within a period of 36 months.

•
If a final judgment is given in B.S.D.’s lawsuit, Israel 18 is required to pay the entire amount as determined in favor of B.S.D. If Israel 18 does not pay such amount, Ta'aman can pay the debt instead of Israel 18, whereas in order to pay this debt, the entire Israel 18 Holdings will be appraised at USD 10 million.

•	Israel 18 will have a period of 30 days to correct any violation of the MOU as stated above.

Pursuant to the MOU, the Parties will act to convene general meetings of shareholder in the Companies and all subsidiaries within 30 days of the date of the MOU for the purpose of replacing all current directors with mutually agreed directors. Representation on the board of directors will be proportionate to the holdings of the Parties in NewCo.

Pursuant to the MOU, the following actions of NewCo and the companies held by it will require the mutual approval of both Israel 18 and Ta'aman:

•	Any payment not within ordinary course of business.

•	Any loan, fundraising, expansion of company debt that is not within ordinary course of business.

•	Providing any loan, credit, collateral or indemnification.

•	Announcement of any payment of dividend or any other distribution, and any adoption, amendment, implementation or cancellation of any distribution policy.

•	Any filing, settlement or cancellation of any legal proceeding or administrative proceeding regarding the companies in the group, including the liabilities or claim of any one of the companies.

•	A settlement or pledging of any of NewCo’s assets or the assets of any of the other companies in the group.

•	Acquisitions.

•	Increase or dilution of company capital.

•	Appointment of legal advisors and auditors for the companies in the group.

The MOU is subject to the approval of the Israel Antitrust Authority and will not be binding or have any legal status until the approval is given.  According to information received by BGI, the Israel Antitrust Authority has approved the MOU.

In addition, both Parties in the MOU have the right of first refusal, as well as tag-along and bring-along rights, and the Loan Agreement between Israel 18 and Ta'aman will be extended so long as the voting rights are held by the Trustee.

On November 29, 2016, Israel 18, via a $1.9 million loan agreement with a third party called Power Gate LTD, paid the entire outstanding consideration due to Fortissimo. As a result, the pledge of Fortissimo Collateral Shares was released, and such shares of B.S.D. were pledged to Power Gate LTD to secure its debt (however, Israel 18 retained an irrevocable power to vote such shares).

On April 25, 2016, the BGI Bonds Trustee sold 415,679 ordinary shares of B.S.D. on behalf of BGI which had been pledged on behalf of the BGI's bondholders to repay the Expenses.

Prior to GG becoming its controlling shareholder, Israel 18 may have pledged 5.54% of the total outstanding share capital of B.S.D. (excluding dormant shares)) in favor of Meinl Bank in Austria, as security for the provision of certain loans provided to Israel 18.

On January 15, 2017, BGI entered into an agreement between BGI and Mr. Mordechai Peretz Hirshenboim (the “Agreement” and “"Purchaser" respectively), pursuant to which:

•	BGI will incorporate a new company (“Newco”) to which it will transfer all of its holdings in B.S.D.

•
The Purchaser will purchase from BGI. 50% of Newco’s share capital in consideration of an amount equal to $8.624 million (the “Consideration”), to be paid in accordance with an agreed payment schedule. The consideration amount reflects a B.S.D. valuation of $70 million (the “BSD Transaction Valuation").

•
BGI will act in order to enable the exercise of the right of first refusal which BGI has under a voting agreement between BGI and Israel 18 BV (“Israel 18”) dated March 20, 2014 (the “Voting Agreement”) to purchase the entire amount of Israel’s 18 direct holdings in B.S.D. ("Israel 18’s BSD Holdings").

•
Following the potential acquisition by Newco of Israel 18’s BSD Holdings, Newco will own approximately 43.65% of the voting rights in B.S.D. (excluding dormant shares). It should be noted that the exercise of such right of first refusal is not a condition precedent for the completion of the transactions pursuant to the Agreement.

•
Any consideration received by Israel 18 upon exercise of such right of first refusal is expected to be used for the repayment of certain of Israel 18’s debts and the release of security interests provided to third parties to secure the repayment of such debts (including security over B.S.D. shares owned by BGI), including the loan agreements and/or pledges with Ta'aman, Power Gate LTD, and Meinl Bank.

•	The Agreement contains provisions for joint control over Newco.

•
In addition, under the Agreement, the Purchaser grants BGI a put option to sell its entire holdings in Newco to the Purchaser, upon the lapse of a period of five years from the date of signing of the Agreement in consideration for an amount equal to $8.624 million, if the right of refusal described above has not been successfully exercised, or $8 million plus any shareholder loans provided by BGI to Newco as of the date of the exercise of the put option, if the right of refusal described above has been successfully exercised.

•
In connection with a claim filed by B.S.D. against Israel 18, B.S.D. has secured a lien over certain B.S.D. shares and BGI shares owned by Israel 18, to secure an amount of $13.1 million which B.S.D. considers to be owed to it by Israel 18. Under the Agreement, if it is held in a final judgment that B.S.D. is entitled to exercise such lien, then B.S.D. will be entitled to require the Purchaser to pay it an amount equal to up to $13 million, against release from the lien and transfer to the Purchaser of Israel 18's entire holdings in BGI, amounting to approximately 71.59% of the issued and paid-up share capital of BGI.

•	Coming into force of the Agreement is conditional on:

a.	BGI receiving a valuation for B.S.D. from an external appraiser;

b.	If such valuation shows a B.S.D. valuation which is no more than 10% higher than the B.S.D. Transaction Valuation, the Agreement will immediately come into force; or

c.
If such valuation determines that B.S.D. has a valuation which is more than 10% higher than the B.S.D. Transaction Valuation, then the Consideration may be adjusted, at the Purchaser’s discretion, to reflect a valuation of 90% of the appraiser’s valuation. If the Purchaser is unwilling to adjust the Consideration as noted above, BGI may opt to terminate the Agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D, “Material to be Filed as Exhibits” is amended and restated to read as follows:

Exhibits:

Number	Description

99.1	Joint Filing Agreement among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 to Amendment No. 29 to the Schedule 13D filed on April 12, 2016).

99.2
Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger dated March 2, 2014 (incorporated herein by reference to Exhibit 99.3 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.3
Amendment Number 1 dated March 6, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.4 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.4
Amendment Number 2 dated April 3, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.5 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.5
Amendment Number 3 dated March 30, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.6 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.6
Amendment Number 4 dated April 1, 2014 to the Agreement Between B.S.D Crown Ltd. (f/k/a Emblaze Ltd.) and Zwi W. & Co. Ltd., and Yossi Willi Management & Investments Ltd., Y.M. Dekel – Holdings & Investments Ltd., Joseph Williger (incorporated herein by reference to Exhibit 99.7 to Amendment No. 23 to the Schedule 13D filed on June 13, 2014).

99.7	Memorandum of Understanding, dated September 24, 2016, by Israel B.V., Gregory Gurtovoy, and Ta'aman Food Marketing Ltd.

99.8	Amended Memorandum of Understanding, dated September 28, 2016, by Israel B.V., Gregory Gurtovoy, and Ta'aman Food Marketing Ltd.

99.9	Agreement of Sale of Shares and Partnership, dated January 15, 2017, by Mr. Mordechai Peretz Hirshenboim, BGI Investments (1961) Ltd., and B.G. Alpha Ltd.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:	January 23, 2017		/s/ Gregory Gurtovoy
Gregory Gurtovoy

B.S.D. CROWN LTD.

		By:	/s/ Gregory Gurtovoy
Name: Gregory Gurtovoy
Title: Chairman

WILLI-FOOD INVESTMENTS LTD.

		By:	/s/ Gregory Gurtovoy
Name: Gregory Gurtovoy
Title: Chairman

		By:	/s/ Iram Graiver
Name: Iram Graiver
Title: Chief Executive Officer

Schedule 1

Unless otherwise provided in Item 2, set forth below are the names of the directors and executive officers of Israel 18 B.V., BGI Investments (1961) Ltd., B.S.D. Crown LTD., and Willi-Food Investments Ltd., and their present business addresses, principal occupation or employment, name of organization where such employment is conducted, description of the principal business of such organization and citizenship.  In addition, any service of such persons as officers or directors of the Issuer is also indicated.  The citizenship of all those listed below is Israel unless otherwise noted.

Name	Nir Netzer	Ziv Ironi	Ilan Admon
	Board of Directors of B.S.D	Board of Directors of WIL	Board of Directors of WIL and the Chairman of the board of the Issuer
Residence or business address	Ayelet Hen 4, Herzeliya 4637034, Israel	Even Gvirol 2, Tel Aviv, Israel.	Ha-Zaharon 6, Rishon Le Zion, Israel
Present principal occupation or employment	CEO of DEN Financial Consultancy Ltd.	Lawyer	Acts as director for various public companies
Name of corporation or organization where employed	DEN Financial Consultancy Ltd.	Ziv Ironi Law firm	Not applicable
Address of corporation or organization where employed	Ayelet Hen 4., Herzeliya, Israel	Even Gvirol 2, Tel Aviv, Israel.	Ha-Zaharon 6, Rishon Le Zion, Israel
Description of principal business of corporation or organization where employed	Provides investment management services and financial consulting.	Law firm	Not applicable

Name	Alexander Gourtovoi *	Arik Safran	Iris Even-Tov
	Director of Israel 18	Board of Directors of B.S.D.	Board of Directors of B.S.D.
Residence or business address	4901 HW Oosterhout, Zandheuvel 52 B, the Netherlands	Nahal Gamla 6.4, Kiryat – Ono, Israel	Lea Goldberg 20, Tel Aviv 6941220, Israel
Present principal occupation or employment	Director and owner of Advent Finance BV	Deputy Director General of Ravid A.R Holdings	CEO, founder and Director of Business Growth for RSL Electronics Ltd.
Name of corporation or organization where employed	Advent Finance BV	Ravid A.R Holdings Ltd.	RSL Electronics Ltd.
Address of corporation or organization where employed	Wijnbrugstraat 237, 3011XW Rotterdam, Netherlands	35 Shaul Hamelech, Tel Aviv, Israel	Lea Goldberg 20, Tel Aviv 6941220, Israel
Description of principal business of corporation or organization where employed	Provides financial planning and other financial services	Private Israeli holding company which provides security, maintenance and hotel services	RSL Electronics Ltd. is a public company engaged in developing, designing, and manufacturing civil aviation systems, and military and marketing products for wind turbines that generate electricity

* Citizen of the Netherlands.

Name	Shalhevet Hasdiel	Ronit Zalman Malach	Iram Menachem Graiver
	Board of Directors of WIL	Board of Directors of WIL	CEO of WIL and President of the Issuer
Residence or business address	15 Pinchas St., Bnei-Brak, Israel	16 Hana Rubina St., Rishon Lezion 7576258, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Publisher, CEO, Editor and owner of magazine	Consultant to public companies	CEO of WIL and Issuer
Name of corporation or organization where employed	"FINE" magazine	Not applicable	WIL and Issuer
Address of corporation or organization where employed	15 Pinhas St., Bnei-Brak, Israel	16 Hana Rubina St., Rishon Lezion 7576258, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Description of principal business of corporation or organization where employed	Publisher, editor, CEO, and responsible for finance and content of magazine FINE	Not applicable	Importing and marketing of food products

Name	Shlomit Penn*	Eli Arad	Pavel Buber
	Board of Directors of WIL	Board of Directors of WIL	CFO of WIL and Issuer
Residence or business address	4 Tamrir St., Jaffa, Israel	4 Bashari, Rishon Le Zion, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Present principal occupation or employment	Consultant to high-tech companies mainly in the U.S. market regarding business development and sales	Board of Directors of BGI , B.S.D, and WIL; CEO of Merchavia Holdings and Investments LTD.	CFO of WIL and Issuer
Name of corporation or organization where employed	Self-employed	Merchavia Holdings and Investments LTD.	WIL and Issuer
Address of corporation or organization where employed	4 Tamrir St., Jaffa, Israel	5 Kineret, Bnei Brak, Israel	4 Nahal Harif St., Northern Industrial Zone, Yavne 81106, Israel
Description of principal business of corporation or organization where employed	N/A	Identifying and making investments in companies engaged in the field of biomedical and life sciences	Importing and marketing of food products

* Citizen of both Israel and Poland.